May 25, 2007

BY EDGAR

Ms. Linda Cvrkel

Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	FreightCar America, Inc.
Form 10-K for the year ended December 31, 2006
Filed March 13, 2006
File No. 0-51237

Dear Ms. Cvrkel:

In response to the Staff’s comment letter dated May 14, 2007 (the “Comment Letter”) with respect to FreightCar America, Inc.’s (the “Company”) Form 10-K for the year ended December 31, 2006. We have set forth below in italics each numbered comment in the Comment Letter, followed by the Company’s response thereto.

Consolidated Statements of Cash Flows, page 44

1.	Please tell us and explain in the notes to your financial statements why you believe it is appropriate to reflect the $34,963 of payments for additional acquisition consideration as cash flows from financing activities rather than as cash flows from investing activities in your consolidated statements of cash flows. As these payments resulted from agreements entered into as part of the acquisition of the Company’s business in 1999 as disclosed in Note 10, we do not understand why they would be classified as cash flows from financing activities. Please advise or revise as appropriate.

Under the share purchase agreement (the “Purchase Agreement”) relating to the acquisition of the Company’s business in 1999 from Transportation Technologies Industries, Inc. (“TTII”), the Company was required to pay $20,000,000 of additional acquisition consideration plus accreted value (also referred to as the “Rights to Additional Acquisition Consideration”) to TTII upon the occurrence of certain events. These events included an initial public offering satisfying certain conditions, the sale of a majority of the Company’s assets, the repayment of the borrowings under a prior term loan and the Company’s Senior Notes, subject to certain conditions, and the liquidation or dissolution of the Company. Following the completion of the Company’s initial public offering on April 11, 2005, all amounts due under the Rights to Additional Acquisition Consideration were paid and reflected as cash flows used in financing activities in the Company’s consolidated statements of cash flows.

Although the Rights to Additional Acquisition Consideration are identified in the Purchase Agreement as “Contingent Additional Consideration,”, they had three characteristics that the Company believes require them not to be characterized as contingent consideration as defined by APB No. 16, “Business Combinations” (which was the applicable accounting literature in 1999). These characteristics were:

a) The Rights to Additional Acquisition Consideration were perpetual in nature (the right exists and continues to accrue interest until it is paid or the entity liquidates).

b) The Rights to Additional Acquisition Consideration were not tied to the resolution of the value of the acquired business.

c) The Rights to Additional Acquisition Consideration created a creditor’s claim in bankruptcy or liquidation of the Company.

Because of these terms, the Company believes that the Rights to Additional Acquisition Consideration were not contingent consideration that would have adjusted the purchase price of the acquired business upon the resolution of the contingency. As a result, the Company treated the Rights to Additional Acquisition Consideration as part of the consideration recorded at the date of the purchase transaction. As discussed in APB No. 16, a security issued at the date of the purchase is required to be included in the consideration recorded at the date of acquisition. Specifically, paragraph 78 of APB No. 16 states (in part):

“The Board concluded that cash and other assets distributed and securities issued unconditionally and amounts of contingent consideration which are determinable at the date of acquisition should be included in determining the cost of an acquired company and recorded at that date.”

The Company believes that the characteristics of the Rights to Additional Acquisition Consideration are those of a liability since they constitute a claim similar to that of a creditor. They require delivery of cash to settle the security, have characteristics of normal creditor rights and have similar rights as other unsecured creditors in bankruptcy or liquidation (i.e. senior to the rights of the residual stockholders of the Company.) There is no contingency to be settled; rather, the timing of the payment is dependent only upon future events.

As a result, the Company recorded the Rights to Additional Acquisition Consideration as a liability at their fair value as of the date of issuance. The fair value recorded was less than the $20,000,000 face amount of the Rights to Additional Acquisition Consideration. This discount (amortized over the period from the date of the Purchase Agreement to the date on which the Company believed the Rights to Additional Acquisition Consideration were most likely to be paid) and the annual accretion of 10% on the face amount of the $20,000,000 liability (as required under the terms of the Purchase Agreement) were recognized as interest expense by the Company from the date of issuance until the repayment of the liability.

As a result of the Company’s treatment of the Rights to Additional Acquisition Consideration as a security issued in connection with the acquisition of the business rather than contingent consideration, the Company believes that the repayment of such borrowed amounts is properly reflected within financing activities in the consolidated statements of cash flows. In future filings, the Company will disclose the reasons for reflecting the repayment of the Rights to Additional Acquisition Consideration as a financing activity in the consolidated statements of cash flows with language substantially similar to the following:

“The payment of amounts due under the Rights to Additional Acquisition Consideration is reflected as cash used in financing activities in the consolidated statements of cash flows as the terms of the agreement required treatment of the amount as an unconditional security issued in the acquisition of the Company from TTII rather than as contingent consideration.”

Exhibit 23

2.	Revise future filings to include a consent of the independent registered public accounting firm which indicates the name of the firm issuing the consent.

The Company notes the Staff’s comment and confirms that it will revise future filings to comply with the comment.

Other

3.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company notes the Staff’s comment and acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter is fully responsive to your comments. If you have any questions, please call me at (814) 533-5005 or David A. Sakowitz of Winston & Strawn LLP at (212) 294-2639.

Very truly yours,

/s/ Kevin P. Bagby
Kevin P. Bagby
Vice President, Finance, Chief Financial Officer, Treasurer and Secretary

cc:	David A. Sakowitz
Winston & Strawn LLP

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